EXHIBIT 3.6

ARTICLES OF INCORPORATION

OF

PETOSEED INTERNATIONAL, INC.

I.

The name of the corporation is PETOSEED INTERNATIONAL, INC.

II.

     The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of California, other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III.

     Name and address in the State of California of this corporation’s initial agent for service of process is:

Ronald L. Colton 39 North California Street Ventura, California 93001

IV.

     This corporation is authorized to issue only one class of shares of stock, and the total number of shares of stock which this corporation is authorized to issue is Ten Thousand (10,000).

DATED: October 24, 1994	/s/ RONALD L. COLTON

RONALD L. COLTON, Incorporator